UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

MAGELLAN GOLD CORPORATION

(Name of Issuer)

              COMMON STOCK

(Title of Class of Securities)

    559078 100

(CUSIP Number)

W. Pierce Carson, CEO/Director
2010 A Harbison Drive # 312, Vacaville, CA  95687
                  (707)  884 -3766  ( tel )

(Name, Address, and Telephone Number of Person Authorized to

Receive Notices and Communications)

              August 29, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    □

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 559078 100

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) JOHN D. GIBBS
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 60,688,988
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 60,688,988
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,188,988 shares of Common Stock 4,500,000 shares of Common Stock issuable upon exercise of Warrants
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.05%
14.	TYPE OF REPORTING PERSON (see instructions) IN

2

CUSIP NO. 559078 100

ITEM 1.	SECURITY AND ISSUER

The class of securities to which this statement relates is common stock, par value $.001 per share (the "Common Stock") of Magellan Gold Corporation, a Nevada corporation (the “Company”).  The address and principal executive offices of the Company is 2010A Harbison Drive # 312, Vacaville, CA  95687.

ITEM 2.	IDENTITY AND BACKGROUND

(a) - (c)       John D. Gibbs; 807 Wood N Creek, Ardmore, OK  73041, President of TriPower Resources, 16 E. Street SW, Ardmore, OK  73401.

(d) - (f)       The natural person referred to above is a United States Citizen. During the last five years, he has not been ( i ) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item No. 3 is hereby amended to read as follows:

On August 29, 2018, Mr. Gibbs purchased in a private transaction, an aggregate of 4,500,000 shares of common stock of the Company at price of $0.02 per share. In this same transaction Mr. Gibbs acquired a Warrant to purchase an additional 4,500,000 shares of Common Stock at $0.02 per share. On August 29, 2018, Mr. Gibbs exercised the remainder of a previously issued Warrant and purchased the remaining 2,000,000 Warrant shares available at a price of $0.02 per share.

ITEM 4.  PURPOSE OF TRANSACTION

The securities of the Company were acquired by Mr. Gibbs for investment. Mr. Gibbs reserves the right to acquire or dispose of additional shares of the Company’s common stock, either in open market purchases or in private transactions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item No. 5 is hereby amended to read as follows:

(a)       At the close of business on August 29, 2018, Mr. Gibbs would be deemed the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of an aggregate of 60,688,988 shares, consisting of 55,672,488 shares owned individually, a Warrant to purchase 4,500,000 shares of Common Stock, and 516,500 shares owned by Tri Power Resources, Inc., controlled by Mr. Gibbs. The securities represent 44.05% of the issued and outstanding shares of common stock of the Company. The foregoing is based upon 133,286,382 shares of common stock issued and outstanding as of the date of this report.

(b)       Mr. Gibbs has the sole voting and dispositive power with respect to all of the shares of common stock identified in Item 5(a) above, except as noted.

(c)       Mr. Gibbs has not purchased or sold any shares of common stock during the past 60 days, except as disclosed herein.

(d)       Not applicable.

(e)       Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not applicable

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

None.

3

CUSIP NO. 559078 100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2018	/s/ John D. Gibbs
(Name/Title)	John D. Gibbs

4